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                                                                                  EXHIBIT 11

                           GRACO INC. AND SUBSIDIARIES

                  COMPUTATION OF NET EARNINGS PER COMMON SHARE

                                   (Unaudited)

                                                       Thirteen Weeks Ended         Thirty-Nine Weeks Ended
                                                       --------------------         -----------------------
                                                 Sept 25, 1998   Sept 26, 1997   Sept 25, 1998   Sept 26, 1997
                                                 -------------   -------------   -------------   -------------
                                                           (In thousands except per share amounts)

Net earnings applicable to common shareholders
   for basic and diluted earnings per share      $      11,073   $      12,879   $      32,785   $      29,478
                                                 -------------   -------------   -------------   -------------

Weighted average shares outstanding for
   basic earnings per share                             20,388          25,574          23,793          25,645


Dilutive effect of stock options computed
   using the treasury stock method and the
   average market price                                    591             560             638             578

 Weighted average shares outstanding for diluted
   earnings per share                                   20,979          26,134          24,431          26,223


Basic earnings per share                         $         .54   $         .50   $        1.38   $        1.15
                                                 -------------   -------------   -------------   -------------

Diluted earnings per share                       $         .53   $         .49   $        1.35   $        1.13
                                                 -------------   -------------   -------------   -------------

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